EXHIBIT 99.1

Golar LNG Partners LP Cash Distributions

Management of Golar LNG Partners LP ("the Partnership" or "Golar Partners") (NASDAQ: GMLP) has completed its review of the Partnership's distribution capacity.  After a thorough review the Partnership's board announced today that it has approved a quarterly cash distribution going forward of $0.4042 per common and general partner unit. Applicable in respect of the quarter ended September 30, 2018, this cash distribution will be paid on November 14, 2018 to all common and general partner unitholders of record as of the close of business on November 7, 2018.

It has been a target of the Board to set a distribution that is sustainable for the long-term.  Conservative assumptions have been applied to long-run rates achievable by the Partnership's three carriers currently exposed to the spot and short-term market. Similarly, a cautious stance has been taken on the contract status and future rates applicable in respect of the FSRU Golar Igloo.  No future earnings are assumed in respect of the FSRU Golar Spirit or from the acquisition of additional common units in Golar Hilli LLC.  In light of these conservative assumptions and to maintain sustainable coverage levels for the foreseeable future, a distribution cut of 30% was therefore considered necessary.

Golar Partners is now well positioned financially. Distribution upside exists in the event that the shipping market outperforms assumptions or the Golar Spirit secures employment.  Significant growth opportunities also exist including additional units in Golar Hilli LLC and the 25-year contracted FSRU Golar Nanook and associated Sergipe cash flows. These opportunities will however, to a large extent, be dependent on more effectively priced equity or realization of a flatter debt amortization profile.

A cash distribution of $0.546875 per Series A preferred unit (NASDAQ: GMLPP) for the period from August 15, 2018 through November 14, 2018 has also been declared.  This will be payable on November 15, 2018 to all Series A preferred unitholders of record as at November 8, 2018.

Golar LNG Partners LP
Hamilton, Bermuda
October 24, 2018

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.